AMENDED & RESTATED

INVESTOR DISCLOSURE PACKET

The Hot Dog Box Inc.

SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

ISSUER REPRESENTATIVE:

DocuSigned by:

Bobby Morelli

85C213FCE64742A...

Signature

Bobby Morelli

Print Name

CEO

Title

11-30-2022

Date

1

AMENDED & RESTATED

INVESTOR DISCLOSURE PACKET

THE HOT DOG BOX INC.

(an Illinois corporation)

$5,000

SAFE

The Hot Dog Box Inc.

4020 N. Milwaukee Ave, Chicago, Illinois 60641

November 30, 2022

TABLE OF CONTENTS

FORM C
Required Company Disclosures

Amendment

The Hot Dog Box Inc. (the "Company") is filing this Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on October 7, 2022 (link here). This Amendment is being filed in order to reduce the target offering amount to $5,000 and to extend the Offering Deadline to February 28, 2023.

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	The Hot Dog Box Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Illinois
Date Company Was Formed (from the Company's Certificate of Incorporation)	July 16, 2020
Kind of Entity (Check One)	__X__ Corporation _____ Limited liability company _____ Limited Partnership
Street Address	4020 N. Milwaukee Ave Chicago, IL 60641

Website Address	TheHotDogBox.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Bobby Morelli	
All positions with the Company and How Long for Each Position	**Position: CEO**	**How Long: 2 Years**
Business Experience During Last Three Years (Brief Description)	Bobby has been working full time on the Hot Dog Box since 2020, prior to that he worked as independent music artist.	
Principal Occupation During Last Three Years	CEO: The Hot Dog Box	

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name: NA**	**Business: NA**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Bobby Morelli

§227.201(d) – The Company's Business and Business Plan

About the Project

The Hot Dog Box was born when the iconic father-daughter duo, Bobby and Brooklyn started making fun food creations while they were stuck inside during the 2020 pandemic. From home style ice cream to fudgy brownies to elevated hot dogs, we were bringing a unique twist to classic foods.   Although we were always thinking outside the box, ironically we decided to open our own next-level hot dog stand in a shipping container, and call it The Hot Dog Box.

From humble beginnings at our shipping container at Boxville in Bronzeville Chicago to our first location in the Six Corners of Chicago to shipping our hot dogs nationally, we are now preparing to take our business to the next level and open a second retail location, increase our product offering, and grow our status as the new name in hot dog business. This offering will allow us to accomplish our goals by providing operating capital and capital needed to help secure another location.

To raise funds, The Hot Dog Box will be selling Post-Money SAFEs (Simple Agreement for future Equity). The SAFEs are an agreement to take investment, and at a future point convert that investment to equity based on a valuation set at the time of investment. The SAFEs being sold for this project are Valuation Cap SAFEs, meaning that the amount of equity that investors will receive by investing in this offering will be determined based on the amount of money each investor invests and the valuation of the Company at the time the SAFE converts (i.e. following an "Equity Financing" as such term is defined in the SAFE). This Issuer will be selling Post-Money SAFEs with a Valuation Cap $3,750,000 in this offering. The Issuer is targeting a raise amount of $5,000 and will accept up to $350,000 total. The minimum investment amount for an investor is $250 and there is no maximum.

Current Standing and Future Vision

We are on track to over 350% growth, year over year. We have seen good growth in our catering business and recently launched our MACDOGS for sale online and are developing new product lines. We have numerous retailers across the country interested in retailing our products and are working on strategic partnerships with other exciting brands.

Over the next year, we are looking to expand into another location while accelerating the growth of our product lines. We aim to add one location each year until ~2025, at which point we plan to start expanding more rapidly.

We will be developing product lines such as other types of hot dogs, sauces, merchandise, buns, sodas, brownies, toppings, appliances, and other exciting products.

About the Team

Bobby Morelli is a creative marketing expert, executive chef and musician turned Hot Dog King. After working on the marketing team for successful companies like PayPal & Uber, Bobby ran his own marketing & design agency for 3 years until pivoting to The Hot Dog Box during the pandemic. He manages everything from the day-to-day operations of the restaurant to social media and marketing to bringing on new distributors.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

In this offering (the "Offering"), the Company is trying to raise a maximum of $350,000, but we will move forward with the project and use investor funds if we are able to raise at least $5,000 (the "Target Amount"). If we have not raised at least the Target Amount by February 28th, 2023 at 5pm EST (the "Target Date" or "Offering Deadline"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $250.

We plan to conduct our initial closing approximately one month after launching this offering, if the Target Amount has been exceeded. We will have a closing for additional funds on the last day of each month following the month of our initial closing. Thus, the last day of each month following an initial closing will be treated as a new "Target Date." For example, if you invest on the 10th of a month, following the initial closing, you may cancel your investment at any time until 48 hours before the end of that month.

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Amount as of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Amount?	___x____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$350,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Amount) on a pro-rata basis, so that every Investor who subscribes will be able to participate. ____x____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $5,000 the proceeds of the offering will be used to expand both production and retail opportunities for the business. This may take the form of the lease or acquisition of real property, the acquisition of a food truck or catering vehicle, or investments in equipment and

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technological infrastructure to expand e-commerce opportunities, to be determined by the manager pending market considerations and available opportunities.

Use of Money	How Much (approximately)
Operating Capital ($1,500 rent, $1,500 new location down payment, $2,000 bills and salary)	$5,000
TOTAL	**$5,000**

If we raise the maximum goal of $350,000

Use of Money	How Much (approximately)
Open New Location	$200,000
Operating Capital	$100,000
Expand Product Line	$50,000
TOTAL	**$350,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C;
- If you decide to invest, press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to team@commonowner.com no later than 48 hours before the Target Date. In your email, include your name and the name of the Company. You can cancel your investment from your "Account" page on commonowner.com.

For more information about the investment and cancellation process, see the Educational Materials on our website.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Common Owner CF will notify Investors when and if the Target Amount has been raised.

If the Company reaches the Target Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

Target Number of Securities to be Offered = 10,000

Price of securities = $1.0000 per share, Subject to adjustment as more specifically set forth in each SAFE, including without limitation, adjustments due to the valuation cap, the actual valuation at time of any Equity Financing (as defined in each SAFE), and any Liquidity Event.

§227.201(m) – Terms of the Securities

Overview

The SAFEs sold in this offering will automatically convert into SAFE preferred shares of Equity in the Company if:

1) **The Company enters into an Equity Financing**
   The number of Shares each SAFE holder will convert into depends on the valuation of the Company at the time of such equity financing. If the valuation of the company at such time is above $3.75 million, then the Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

The SAFEs can also convert into equity under the following conditions:

2) **Liquidity Event**: If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

3) **Dissolution Event.** If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Security

The SAFE is not secured by any specific collateral owned by the Company.

Tax Status

Both you and the Company agree to treat the SAFEs as stock (rather than debt notes) for all federal and state tax purposes, specifically under Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended.

No Voting Rights

You will not have the right, as the holder of this SAFE, to vote or otherwise participate in the management of the Company.

No Right to Transfer

Your SAFE will be illiquid (meaning you might not be able to sell it) for three reasons:

- You can only transfer the SAFE (with limited exceptions for family and related parties) with the express consent of the Company
- Even if a sale were permitted, there is no ready market for SAFEs, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your SAFE until conversion.

Modification of Terms of Investor Shares

The terms of the SAFE may only be modified by investors with the written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as the SAFE purchased by the investor in this offering (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)),

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provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner.

The Person(s) Who Control the Company

The Company is entirely controlled by Bobby Morelli, who is the sole shareholder of The Hot Dog Box, Inc. In this capacity, Bobby Morelli will have total control and the ability to make all decisions for the company. As the holder of a SAFE, investors will have no rights to manage or control the Company.

How the Company's Actions Could Affect You

Actions taken by the Company could affect you in a number of different ways, including these:
- The Company decides where to purchase new property and how to build it out.
- The Company decides how to advertise the business.
- The Company decides when to sell products, and for how much.
- The Company decides who to hire and for what compensation.
- Principals of the Company could decide to hire themselves to perform services for the Company and establish rates of compensation higher than fair market value.
- The Company might decide to raise more capital, whether through equity or debt.

§227.201(n) – The Funding Portal

The Company is offering its securities through Common Owner CF, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-00229   and the Funding Portal Registration Depository (FPRD) number is 309293.

§227.201(o) – Compensation of the Funding Portal

4% of the total amount of investment in the Offering shall be paid to Common Owner CF LLC as a Success Fee. Seventy-five percent (75%) of the total Success Fee (for the avoidance of doubt, three percent (3%) of the gross proceeds of the offering) will be paid in cash upon completion of the offering. Twenty-five percent (25%) of the total Success Fee (for the avoidance of doubt, one percent (1%) of the gross proceeds of the offering) will be paid to Common Owner in the form of securities, identical in terms and conditions in every respect to the securities offered to investors in the Offering.

§227.201(p) – Indebtedness of the Company

Loan #1 (Revenue Sharing Note): The Hot Dog Box must report its revenue each quarter and share 1.1% with investors until a total of $86,450 has been shared. If this amount hasn't been shared by October 1, 2028, the remaining balance becomes due.

Loan #2 (Revenue Sharing Note): The Hot Dog Box must report its revenue each quarter and share 1.1% with investors until a total of $83,240 has been shared. If this amount hasn't been shared by October 1, 2028, the remaining balance becomes due.

Shareholder Working Capital Loan – Initial principal of $28,634.00 at 0% interest with no maturity date, owed to Bobby Morelli.

Explanation for Investors

The indebtedness listed in above is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties include friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Details of Previous Offering conducted by the Company

Round/Loan #1: Start date: 05-11-2021 End Date: 8/23/2021 raising between $20,000-$100,000. Concluded by raising $56,300 in aggregate sales of revenue sharing notes.

Round/Loan #2: Start Date: 10-27-2021 End Date 07/27/2022 Raising between $10,000 - $190,000. Concluded by raising $54,200 in aggregate sales of revenue sharing notes.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or

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- o   Anyone listed in your answer to question 227.201(c); or
- o   If the Company was organized within the last three years, any promotor you've used; or
- o   Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
- o   Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Shareholder working capital loan	Made in installments	Bobby Morelli	Owner	$28,634.00
Wages paid to Bobby Morelli	Jan 2021 – Oct 2022	Bobby Morelli	Owner	$15,000.00

§227.201(s) – The Company's Financial Condition

Liquidity

The company has approximately $20,000 in liquid assets as of September 13, 2022.

Capital Resources

In addition to the proceeds from the offering, the issuer has the following resources:

Cash on Hand (liquid assets) as of September 13, 2022 – Approximately $20,000

Other Assets (illiquid assets) as of September 13, 2022 – Approximately $16,000

Historical Results of Operations

In 2021, The Hot Dog Box had a revenue of $43,415.68. They have generated about $125,000 so far in 2022 as of September 13th, 2022, and are on track to generate an estimated $150,000 by the end of 2022.

Changes and Trends

The Hot Dog Box has been presented with new opportunities for an expansion location, however, the financial estimates for this initiative still fall within initial projections disclosed in the original filing. We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit E: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on commonowner.com). This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A company called North Capital Private Securities Corporation ran background checks on the principals of the Company (i.e., those covered by this rule). While the background checks indicated that such persons are "Likely Not Disqualified," this finding is not determinative and investors should not confuse this finding with an attestation that a covered person is credible or qualified.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever. The Company has submitted additional documentation to this effect.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and will share the report directly with our investors no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has previously raised $110,500 through Regulation Crowdfunding, as more specifically discussed elsewhere in this Form C. The Company has filed all the necessary documentation for each year any securities were outstanding.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit A: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

A SAFE is very different from traditional common stock and it is important to understand the differences in order to make an informed investment decision that is right for you. Please read Exhibit A: Risks of

Investing and refer to these pages from FINRA and the SEC to better understand the purpose and functionality of SAFEs before you invest.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Reg CF offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Reg CF Offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the offering became effective.

The Company did solicit indications of interest before this Offering was registered with the SEC and listed on the Funding Portal. A printout of the offering page and transcripts of included videos has been attached to this document and listed as Exhibit B.

Risks of Investing

THE PURCHASE OF SAFES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF SAFES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING HE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying a SAFE is not like that at all. The ability of the Company to convert your SAFE to equity and pay you back depends on many factors, including some beyond our control. Nobody guaranties that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

SAFEs Are Not Common Stock: Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met for you to receive any shares in the company. A SAFE is an agreement to provide you a future equity stake based on the amount you invested if—and only if—a triggering event occurs, such as an additional round of financing or the sale of the company. There is no guarantee these events will occur—and if they do not, you can lose some or all of the money you invested.

A SAFE Conversion May Never Be Triggered: Despite the identified triggers for conversion of the SAFE, there may be scenarios where the triggers aren't activated and the SAFE is not converted, leaving you with nothing. For example, if a company in which you invested makes enough money that it never again needs to raise capital, and it's not acquired by another company, then the conversion of the SAFE may never be triggered. Refer to the SAFE for details on all triggering Events.

No Right to Vote: SAFEs do not represent a current equity stake in the company in which you are investing. Until a triggering event happens and the SAFE is converted into equity, you do not own any shares in the Company and are not entitled any voting rights. Even after a triggering event and the conversion of your SAFE into shares, you are still not guaranteed a right to vote if the converted shares do not come with voting rights as defined in the SAFE Agreement

Timeline and Priority of Repayment: SAFEs have no maturity date, so they can sit in a company's books conceivably forever without any mechanism requiring the company to do anything about them. If there is not a qualified financing, or a sale event, the last vestige for the SAFE investor is a company windup or liquidation, wherein the investor may receive up to their original investment back, and that's only if (a) the company has enough assets to liquidate, and (b) those assets are not eaten up by secured and even unsecured creditors. In the meantime, SAFE investors do not have any of the rights that shareholders would have, or any strong claim for breach of contract.

Risks of Restaurant Industry: The Restaurant and Hospitality Industry can be risky and unpredictable. For example, many experienced restaurateurs lost money during the Covid-19 Pandemic. Some of the risks of investing in restaurants include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to pay the SAFEs.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

Shortfall on Liquidation: If the Issuer is liquidated and dissolved, and its assets are sold, the proceeds of such sale may be insufficient to repay any indebtedness of the Issuer, in which case, you would not be entitled to any return of your investment.

No Ability to Share in Profits or Loss of the Company: Until a Triggering Event (which may never occur) you will have absolutely no rights whatsoever to any share of any dividends, profits, losses, credits, interests, or any other distributions whatsoever.

Property Value Could Decrease: The value of the stock of the Company and any real or personal property owned or purchased by the Company could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Costs of Collections: In the event of a default, Investors may add any collection costs, including reasonable attorneys' fees, to the balance of the SAFEs. However, there is no assurance that Investors will be able to collect the full amount.

Construction Risks: Our business plan may involve major renovations of property for a second location of the business. Construction carries its own risks, with delays and cost overruns all too common. There is no guaranty that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

No Market for the SAFEs; Limit on Transferability: There are at least four obstacles to selling or otherwise transferring your SAFE.

- There will be no public market for your SAFE, meaning you could have a hard time finding a buyer.
- Under the SAFE agreement, your SAFE may not be transferred without our consent, which we may withhold in our sole discretion.
- If we do consent to the sale of the SAFE, we have the first right of refusal to buy it. Our first right of refusal could make the SAFE more difficult to sell.
- By law, you may not sell your SAFE unless it is registered under applicable securities statutes or the transfer is eligible for exemption from registration.

Taking all of the above into account, you should plan to own your SAFE through its maturity.

Environmental Risks: In our intended expansion to new locations, we intend to conduct basic environmental studies. However, these studies do not guaranty that all environmental hazards will be discovered. Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair our ability to repay the SAFEs.

The Company Might Compromise SAFEs: The Company could compromise the SAFEs by avoiding triggering events that would cause the SAFEs to convert, which could delay, or even potentially prevent the SAFE holders from obtaining shares in the Stock of the Issuer.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing the terms of the SAFEs. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral (*i.e.*, real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either

Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: We intend to treat the SAFEs as equity, however if such SAFEs are conclusively determined to be treated as debt by the Internal Revenue Service or similar authority, we shall treat all SAFEs as having "original issue discount" for Federal income tax purposes.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the SAFEs, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the SAFEs will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the SAFEs are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The SAFEs are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

No Independent Trustee: The Company has not appointed a bank or other institution to serve as the trustee of the Trust, or as the representative of Investors under the SAFE Indenture, although it might do so in the future. Instead, Investors will have the right to designate their own trustee and representative in the event of a default.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

THE FOREGOING ARE NOTE NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

Testing the Waters Information

Prior to The Hot Dog Box conducting this Reg CF offering, it first did solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the offering became effective. Below is a print out of the Testing the Waters page and transcripts of the embedded videos used.

❗ This offering page is for gauging interest, and is not currently accepting investments. Please review the "Testing The Waters" Disclosure below.

The Hot Dog Box

Chicago, IL

$3k - $6k in potential investor interest*

Reg CF

$150,000 Funding Goal

$350,000 Funding Cap

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Common Owner's platform. Any indication of interest involves no obligation or commitment of any kind.

*Potential Investor Interest does not reflect a commitment to invest

---

Project Issuer



Bobby Morelli
The Hot Dog Box

Common Owner CF LLC acting as intermediary

Offering Details	Updates 0

About Us

It all started as a father & daughter duo. Bobby and Brooklyn started making fun food creations while they were stuck inside during the pandemic. From home-style ice cream to fudgy brownies to elevated hot dogs, we were bringing a unique twist to classic foods.

Our creations are a way for the family to bond and come together over food and good times. Although we were always thinking outside the box, ironically we decided to open our own next-level hot dog stand in a shipping container, and call it The Hot Dog Box.



We wanted to do something different. Why has the hot dog never received the same glory that other American classics have had? The hot dog is truly the underdog and that resonated with Bobby aka MacDog.

MacDog is here to change that. We took an American classic, made it with steak and put a creative twist on it.

We are standing out by bringing an elevated hot dog to a backyard experience. Our restaurants are not just a place to enjoy good food but to have fun and build memories with your family and friends.

From the bumping music to the games and movies on the tv to karaoke to the employees smiling and dancing along while serving you the best hot dogs that you have ever had, its sure to be a good time when you visit The Hot Dog Box.

Our signature steak hot dogs are made with high-quality ingredients and topped with creative toppings such as fried onions, sweet pickles, truffle peanut butter, hickory smoked bacon, blue cheese crumble, Bourbon BBQ sauce, Oreos, Cereal, and more.



From humble beginnings at our shipping container at Boxville in Bronzeville Chicago to our first location in the Six Corners of Chicago to shipping our hot dogs nationally, we are sharing the love and what it means to grow a family business out of the pandemic.

We are inviting you along for the journey to becoming a road dog, spreading the good vibes, and sharing in the success of The Hot Dog Box!

In the News

Most recently our flagship steak dog, The Bronzeville Bourbon, was named one the "13 Best Hot Dogs in America" by Tasting Table



Chicago family's hot dog business booms despite pandemic







TODAY

THE
DAD-DAUGHTER DUO RELISHING THEIR RELATIONSHIP
TODAY FOOD

READER

CHICAGO'S VERY OWN WGN9

EATER

CHICAGO SUN-TIMES

BLOCK Club CHICAGO

The Vision

We are bringing the underdog to the main table and building a premier family brand that connects the world through great food & entertainment.

We are cultivating a unique, exciting, and creative hot dog experience with excellent service and a fun, loving culture by intentionally innovating and surprising the world with our culinary flair.

Where we are now

We are on track to over 350% growth, year over year. We have seen strong growth in our catering business and recently launched our MACDOGS for sale online, in-store and at pop-ups.

We are developing new product lines for launch this fall. We have numerous retailers across the country interested in retailing our products and are working on strategic partnerships with other exciting brands.



Where we are going

We have an ambitious vision!

Over the next year, we are looking to expand into a second location while accelerating the growth of our catering and product lines. We aim to add one location each year until ~2025, at which point we plan to start expanding more rapidly across the country.

By 2025, we aim to grow revenue to $2,916,841, mainly driven by revenue from restaurant sales.

We will develop product lines such as other types of hot dogs, sauces, merchandise, buns, sodas, brownies, toppings, and other exciting products.

Everywhere we go, we are bringing the good vibes, putting smiles on peoples faces, inspiring people and changing the perception of what a hot dog can be.

Meet The Founders

Bobby Morelli
CEO



Bobby Morelli is a creative marketing expert, executive chef and musician turned Hot Dog King.

Brooklyn
Boss Lady



Brooklyn helps run the front of the house.
As a customer service and production expert, Brooklyn is serving up smiles on a regular basis.

Join The Journey. Become A Road Dog

We are excited to open up investment in The Hot Dog Box to everybody soon.

You can own a part of The Hot Dog Box and share in our success as we grow. We have some big plans that we are excited to share with you.

We want you to be a part of the journey because together we will make history and spread the love!

Bobby Morelli #ShareTheLove





Use of Funding

- Open 2nd location ~$100,000 - $200,000
  - Aiming to open our second location in the Chicago area and have identified a few potential locations.
- Operating capital ~$25,000 - $100,000
  - To grow the team, allowing us to do more catering gigs, attend more events, and do more pop-ups which have proven to be significant revenue and smile generator
- Expand product line ~$25,000 - $50,000
  - Develop additional products such as sauces, buns, and apparel to distribute through our store and online.
  - Partner with a third-party logistics company to efficiently fulfill online orders of our MACDOGs.

The budget is subject to change depending on market conditions.

Documents

No documents have been uploaded for this project.

Comments & Questions

Post a Comment

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CBS News Video Transcript

We end tonight with a Chicago classic. The hotdog. Local tradition dictates it's all beef piled high with a garden of ingredients in a very specific order and never spoiled with ketchup. That's a rule I break. Now a family business born out of the pandemic recession is doing things its own way.

Recording artist and web designer Bobby Morelli always had a partner in his daughter Brooklyn. But when the pandemic hit, his income was cut in half.

I had like small business clients a lot of them had to go out of business. That left me scrambling to find something to do.

To help support his family he thought outside the box.

From a shipping container on the Chicago south side he decided to sell a family favorite.

I'm like hot dogs, me and Brooklyn we're always searching for a really good hotdog.

So when your dad said let's sell hot dogs from a shipping container, what did you think?

No, I don't know if that's a good idea.

But she stuck with the new family business. Twice a week in a 10ft by 10ft the nine-year-old helps her dad reinvent himself.

I say hello, welcome to the Hot Dog Box let me know if you have any questions.

The business promoted in social media videos has been a hit.

Stand style, the peanut butter and pickle minion dog.

My first time trying a vegan hot dog.

First of all, I'm not a chef.

You're not a chef. She's like nope.

I'm big into music and writing and I wanted something that I can be creative with.

They're creative toppings are popular.

Cajun buttermilk shrimp and steak dog.

But the biggest draw might be there father daughter connection.

I didn't necessarily have my father growing up. To be able to give her the opportunity to grow and learn and have this as her training grounds, because one day she's gonna grow up and be a black woman and I want her to be successful.

Can you believe that the economic downturn has led to this venture.

23

It's unbelievable but then I've been in the trenches for so long. I've been working really hard and to see how, I'm like really though, hot dogs.

Best job you've ever had.

Best job I've ever had, yup.

Is this the best job you've ever had Brooklyn.

Yeah but I don't think I ever had a job so yes.

Today News Video Transcript

Chicago an iconic city for foodies has a new star. A Chicago style inspired gourmet hotdog created by a unique duo. A father daughter team standing out in the competitive food landscape.

Hey guys, it's Brooklyn here and, and her Daddy. Whassup yall, it's Bobby Morelli.

Bobby Morelli, aka, the sausage king and his nine-year-old daughter Brooklyn started their hot dog stand in Bronzeville, Chicago last year. But the business was not exactly in Morelli's plan. Until the pandemic Morelli was running his own web agency but when business came to a halt he reimagined a lifelong passion.

The Hot Dog Box was a pivot project for me.

To be clear though, you're not a chef.

No, not a chef at all.

No background in restaurant management.

No, not at all.

So you just had an idea.

Just an idea man, and then the idea was if we are gonna sell hot dogs we can't be basic. We have to do something that we can coin as our signature, and paint this box red, give a good smile and greet the customers, and good service and that was the secret recipe.

That secret recipe includes filet mignon hot dogs with some fancy toppings. Perhaps though the best kept secret was the idea to join forces with his daughter.

What do you think about working with Dad?

It's fun because we get to tell jokes, make funny videos.

I understand that you get to give some input on the recipes.

Actually were coming out with a Brooklyn inspired hot dog, the pizza hot dog.

The pizza hot dog.

I thought of my favorite food which is obviously pizza and then I know that Chicago is most known for its pizza and its hot dogs so I decided to merge it together and create a Brooklyn's pizza hot dog.

You know what, with ideas like that you should be making more money. So what's gonna be on the pizza dog.

You'll just have to wait and see.

Okay, okay.

Why is it so important for you to have your nine-year-old daughter working alongside you.

As a person that didn't have a father growing up it's important for me to teach her to be self-sufficient and be able to know what it's like to start from the ground with zero. But then also to build something. This may not be her life decision but just opening the door for it.

That's fantastic

Yeah

Brooklyn what do you think you've learned so far.

Um about entrepreneurship, how to have good customer service, and about work ethic.

What are your favorite subjects in school.

Math and lunch.

That's the perfect job.

And the perfect hot dog.

This one here is the pickle and peanut butter minion dog.

That's good, that's fantastic. It's a really good hot dog.

Thank you. So this one is the Bronzeville Bourbon.

That's actually one of my favorites. It has a bourbon barbeque sauce that my wife makes.

So wait a minute I see bacon, I see coleslaw, I see some peppers. This is really good. No wonder people line up for it.

Oh my god.

Morelli's menu has come so popular by the way they're opening up a new restaurant in Chicago this year.

25

Got to go to Chicago just for that.

Describe the bun, what was that like.

Pretzel bun, and the filet mignon hot dog. He wouldn't tell me about some of the secret stuff in there but some of its proprietary.

Mr. Morelli's no dummy.

Awesome, alright Craig that was great.

#ShareTheLove Music Video Transcript

Oh my, oh my
Oh my, oh my
Oh my, oh my
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love
Truth be told
True love never grows old
2020 been rough
We've all had enough
At the end of the day it don't matter
At the end of the day love matters
At the end of the day it don't matter
At the end of the day love matters
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love
Oh my friend I wanna see you win
I wanna see you smiling all the way to the end
Receive this love
Give this love to the ones that need it
That's everybody
Oh my, oh my
Share the love baby

Oh my, oh my
You gotta share the love
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love
Loves the potion
Got to set it in motion
Deeper than the ocean
Loves the potion
Got to set it in motion
Deeper than the ocean
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love
Oh my, oh my
Share the love baby
Oh my, oh my
You gotta share the love

Exhibit C

Project Budget

The Hot Dog Box - Financial Projections Year 1-3

Revenue	2023	2024	2025
Restaurant Sales	443,750	887,500	2,218,750
Catering Events	67,500	135,000	337,500
4-Pack Hot Dogs	49,858	99,717	249,291
Sauces	9,780	19,560	48,900
Clothing / Gear	4,860	9,720	24,300
Limited Time Products	7,620	15,240	38,100
Total Revenue	**$ 583,368**	**$ 1,166,737**	**$ 2,916,841**
Cost of Goods Sold			
Restaurant Sales	110,938	221,875	554,688
Catering Events	33,750	67,500	168,750
4-Pack Hot Dogs	23,345	46,690	116,725
Sauces	4,401	8,802	22,005
Clothing / Gear	1,620	3,240	8,100
Limited Time Products	3,810	7,620	19,050
Total Cost of Goods Sold	**177,864**	**355,727**	**889,318**
Gross Margin	405,505	811,010	2,027,524
Payroll	189,587	455,264	1,072,323
Operating Expenses			
Advertising / Marketing	24,000	42,000	94,500
Contract Labor (Not included in payroll)	2,400	14,400	50,400
Insurance (other than health)	2,400	3,000	3,750
Legal and Professional Services	2,400	12,000	24,000
Rent or Lease -- Other Business Property	120,000	180,000	239,400
Repairs and Maintenance	3,600	5,400	8,100
Supplies	6,000	9,000	13,500
Travel, Meals and Entertainment	4,800	7,200	10,800
Utilities	21,000	31,500	41,895
Miscellaneous	10,500	15,750	23,625
Total Operating Expenses	**$ 197,100**	**$ 320,250**	**$ 509,970**
Income (Before Other Expenses)	**$ 18,818**	**$ 35,495**	**$ 445,230**
Other Expenses			
Commercial Loan	23,335	46,669	116,674
Total Other Expenses	**$ 23,335**	**$ 46,669**	**$ 116,674**
Net Income Before Income Tax	**$ (4,517)**	**$ (11,174)**	**$ 328,557**
Income Tax	**$ -**	**$ -**	**$ 91,996**
Net Income/Loss	**$ (4,517)**	**$ (11,174)**	**$ 236,561**

Form of Post Money SAFE

POST-MONEY VALUATION CAP

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

THE HOT DOG BOX, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [_____] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [_____], The Hot Dog Box, Inc., an Illinois corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $3,750,000. See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock or capital shares, as the case may be, of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

POST-MONEY VALUATION CAP

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price. As of the date of this SAFE no Safe Preferred Stock has been authorized or issued. The Company expects to authorize and issue any such Standard Preferred Stock prior to and in connection with an Equity Financing or Conversion event, if any.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing. As of the date of this SAFE no Standard Preferred Stock has been authorized or issued. The Company expects to authorize and issue any such Standard Preferred Stock prior to and in connection with the Equity Financing, if any.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is investing in accordance with any applicable restrictions pursuant to Regulation Crowdfunding, including limitations placed on investors based on their income and net worth, anti-money laundering provisions, and other applicable provisions. The Investor acknowledges and agrees that if it is not in compliance with all such applicable investor requirements under Regulation Crowdfunding at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of

Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

The Hot Dog Box, Inc.

By:_____
     Bobby Morelli
     CEO

Address:_ 4020 N. Milwaukee Ave _____

         Chicago, IL 60641 _____

Email:_____hello@thehotdogbox.com_____

INVESTOR:

By: _____

Name:_____

Address:_____

_____

Email:_____

Exhibit E

Financial Statements

Taylor Cook Lopez, CPA

taylorcookcpa@gmail.com | 469-583-9675

September 9, 2022

To Whom It May Concern:

I have reviewed the accompanying balance sheet of The Hot Dog Box as of December 31, 2021 and the related statements of income, and cash flows for the twelve months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of The Hot Dog Box. A review consists principally of analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Sincerely,

Taylor Cook Lopez, CPA



The Hot Dog Box

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
5/3 BUSINESS STANDARD CHECKING (2699) - 1	7,516.09
Business Savings	4,000.13
Total Bank Accounts	**$11,516.22**
Other Current Assets	
Loans to shareholders	13,406.05
Payments to deposit	1,140.97
Total Other Current Assets	**$14,547.02**
Total Current Assets	**$26,063.24**
Fixed Assets	
Accumulated depreciation	-3,672.00
Furniture & fixtures	1,558.43
Leasehold Improvements	15,915.82
Tools, machinery, and equipment	1,986.64
Total Fixed Assets	**$15,788.89**
Other Assets	
Startup & organizational costs	8,864.83
Accumulated amortization	-49.00
Total Startup & organizational costs	**8,815.83**
Total Other Assets	**$8,815.83**
TOTAL ASSETS	**$50,667.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Gift Card Outstanding	15.00
Square Sales Tax Payable	0.00
Tips	1,476.38
Total Other Current Liabilities	**$1,491.38**
Total Current Liabilities	**$1,491.38**
Long-Term Liabilities	
Long-term business loans	62,681.61
Long-term loans from shareholders	28,634.00
Total Long-Term Liabilities	**$91,315.61**
Total Liabilities	**$92,806.99**

The Hot Dog Box

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Common stock	1,000.00
Dividends paid	0.00
Retained Earnings	
Net Income	-43,139.03
Total Equity	**$ -42,139.03**
TOTAL LIABILITIES AND EQUITY	**$50,667.96**

The Hot Dog Box

Profit and Loss

January - December 2021

	TOTAL
Income	
Discount Income	-32.13
Sales	2,664.27
Sales of Product Income	37,709.61
Uncategorized Income	3,073.93
Total Income	**$43,415.68**
Cost of Goods Sold	
Cost of Goods Sold	1,108.96
Supplies & materials - COGS	18,321.36
Total Cost of Goods Sold	**19,430.32**
Shipping	69.53
Total Cost of Goods Sold	**$19,499.85**
GROSS PROFIT	**$23,915.83**
Expenses	
Advertising & marketing	4,706.39
Business licenses	4,230.29
Contractor	14,717.85
Donations and Charity	60.00
Entertainment	947.52
General business expenses	136.85
Bank fees & service charges	229.97
Total General business expenses	**366.82**
Legal & accounting services	
Legal Fees	84.00
Total Legal & accounting services	**84.00**
Meals	2,924.03
Office expenses	2,849.12
Office supplies	566.81
Printing & photocopying	912.48
Shipping & postage	457.16
Software & apps	629.85
Total Office expenses	**5,415.42**
Rent	8,975.51
Equipment rental	297.94
Total Rent	**9,273.45**
Repairs & maintenance	1,486.08
Square Fees	4,654.42
Supplies	1,329.37
Supplies & materials	3,953.27
Total Supplies	**5,282.64**

The Hot Dog Box

Profit and Loss

January - December 2021

	TOTAL
Taxes paid	1,988.18
Travel	1,308.02
Vehicle rental	669.15
Total Travel	**1,977.17**
Utilities	1,795.05
Internet & TV services	248.03
Total Utilities	**2,043.08**
Total Expenses	**$60,157.34**
NET OPERATING INCOME	$ -36,241.51
Other Income	
Interest earned	0.57
Total Other Income	**$0.57**
Other Expenses	
Amortization expenses	49.00
Depreciation	3,672.00
Vehicle expenses	799.48
Car Wash	7.88
Parking & tolls	1,765.99
Vehicle gas & fuel	603.74
Total Vehicle expenses	**3,177.09**
Total Other Expenses	**$6,898.09**
NET OTHER INCOME	$ -6,897.52
NET INCOME	$ -43,139.03

The Hot Dog Box

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-43,139.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to shareholders	-13,406.05
Accumulated depreciation	3,672.00
Gift Card Outstanding	15.00
Square Sales Tax Payable	0.00
Tips	1,476.38
Long-term loans from shareholders	28,634.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**20,391.33**
Net cash provided by operating activities	**$ -22,747.70**
INVESTING ACTIVITIES	
Furniture & fixtures	-1,558.43
Leasehold Improvements	-15,915.82
Tools, machinery, and equipment	-1,986.64
Startup & organizational costs	-8,864.83
Startup & organizational costs:Accumulated amortization	49.00
Net cash provided by investing activities	**$ -28,276.72**
FINANCING ACTIVITIES	
Long-term business loans	62,681.61
Common stock	1,000.00
Dividends paid	0.00
Net cash provided by financing activities	**$63,681.61**
NET CASH INCREASE FOR PERIOD	**$12,657.19**
CASH AT END OF PERIOD	**$12,657.19**

Notes to Financial Statements

NOTE 1 ORGANIZATION

The Hot Dog Box (Company) is a food stand serving classic and unique hot dog combinations. The on-site food stand provides direct-to-consumer food and non-alcoholic beverage sales.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements were prepared using the cash basis of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company's financial instruments include cash and the Company's value of these financial instruments approximates fair value due to their short-term nature.

NOTE 3 DEBT

In 2021, the Company received a crowdfunding raise through MainVest, Inc. totaling $83,240. Mainvest, Inc. is a licensed Funding Portal that offers investments under Regulation Crowdfunding. The crowdfunding raise will total $83,240 in the form of unsecured debt with a payback that is tied to a revenue share rate of 1.1% and a maturity date of October 1, 2028. The terms of the debt call for quarterly payments and is subordinate to future third party debt.

NOTE 4 SUBSEQUENT EVENTS

The Company evaluated for disclosure any subsequent events through December 31, 2021, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.

The Hot Dog Box

Balance Sheet

Date: 12/31/2020

Assets	2020
Current Assets	
Cash	0
Accounts receivable	0
Inventory	0
Prepaid expenses	0
Short-term investments	0
Total current assets	0
Fixed (Long-Term) Assets	
Long-term investments	0
Property, plant, and equipment	0
(Less accumulated depreciation)	0
Intangible assets	0
Total fixed assets	0
Other Assets	
Deferred income tax	0
Other	0
Total Other Assets	0
Total Assets	0

Liabilities and Owner's Equity	
Current Liabilities	
Accounts payable	0
Short-term loans	0
Income taxes payable	0
Accrued salaries and wages	0
Unearned revenue	0
Current portion of long-term debt	0
Total current liabilities	0
Long-Term Liabilities	
Long-term debt	0
Deferred income tax	0
Other	0
Total long-term liabilities	0
Owner's Equity	
Owner's investment	0
Retained earnings	0
Other	0
Total owner's equity	0
Total Liabilities and Owner's Equity	0

Income Statement

The Hot Dog Box
Time Period: July 16, 2020 - Dec. 31 2020

Financial Statements in U.S. Dollars

Revenue		
Gross Sales	0	
Less: Sales Returns and Allowances	0	
Net Sales		0

Cost of Goods Sold		
Beginning Inventory	0	
Add:　　　　Purchases	0	
Direct Labor	0	
Indirect Expenses	0	
Inventory Available	0	
Less: Ending Inventory		
Cost of Goods Sold		0
Gross Profit (Loss)		0

Expenses		
Advertising	0	
Amortization	0	
Commissions	0	
Contract Labor	0	
Depreciation	0	
Insurance	0	
Interest	0	
Legal and Professional Fees	0	
Licenses and Fees	0	
Miscellaneous	0	
Office Expense	0	
Payroll Taxes	0	
Postage	0	
Rent	0	
Repairs and Maintenance	0	
Supplies	0	
Telephone	0	
Travel	0	
Utilities	0	
Vehicle Expenses	0	
Wages	0	
Total Expenses		0
Net Operating Income		0

Other Income		
Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		0

The Hot Dog Box

Cash Flow Statement

	For the Year Ending	12/31/20
	Cash at Beginning of Year	0

Operations

Cash receipts from customers	0
Cash paid for	
Inventory purchases	0
General operating and administrative expenses	0
Wage expenses	0
Interest	0
Income taxes	0
Net Cash Flow from Operations	**0**

Investing Activities

Cash receipts from	
Sale of property and equipment	0
Collection of principal on loans	
Sale of investment securities	
Cash paid for	
Purchase of property and equipment	0
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from	
Issuance of stock	
Borrowing	
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**0**

Net Increase in Cash	**0**

Cash at End of Year	0

Notes to Financial Statements

NOTE 1 ORGANIZATION

The Hot Dog Box (Company) is a food stand serving classic and unique hot dog combinations. The on-site food stand provides direct-to-consumer food and non-alcoholic beverage sales.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements were prepared using the cash basis of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company's financial instruments include cash and the Company's value of these financial instruments approximates fair value due to their short-term nature.

NOTE 3 DEBT

In 2020, the Company had no debt.

NOTE 4 SUBSEQUENT EVENTS

The Company evaluated for disclosure any subsequent events through December 31, 2020, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.